                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 11-K


(Mark One)
[x]                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 1997


                                       OR

[ ]               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number 1-10745

               A. Full title of the Plan and the address of the Plan. If different from that of the issuer named below:

                        CALDOR, INC. PROFIT SHARING PLAN

               B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                             The Caldor Corporation
                                20 Glover Avenue
                        Norwalk, Connecticut 06856-5620

                                (203) 846-1641

CALDOR, INC. PROFIT SHARING PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                           PAGE
INDEPENDENT AUDITORS' REPORT                                                                1-2

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits with Fund Information
     as of December 31, 1997 and 1996                                                       3-4

   Statements of Changes in Net Assets Available for Benefits with Fund Information
     For the Years Ended December 31, 1997 and 1996                                         5-6

   Notes to Financial Statements                                                           7-14

SUPPLEMENTAL SCHEDULES IN COMPLIANCE WITH THE EMPLOYEE
   RETIREMENT INCOME SECURITY ACT OF 1974 AS OF AND FOR THE
   YEAR ENDED DECEMBER 31, 1997:

   Item 27(a) - Schedule of Assets Held for Investment Purposes                              15

   Item 27(d) - Schedule of Reportable Transactions - Aggregated by Issue                    16


INDEPENDENT AUDITORS' REPORT


Plan Administrator of
Caldor, Inc. Profit Sharing Plan
Norwalk, Connecticut

We have audited the accompanying statements of net assets available for benefits of the Caldor, Inc. Profit Sharing Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1997 and (2) reportable transactions for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and information by fund is the responsibility of the Plan's management. Such supplemental schedules and information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 7 to the financial statements, the Plan sponsor, The Caldor Corporation, filed for reorganization under Chapter 11 of the Federal Bankruptcy Code on September 18, 1995.




DELOITTE & TOUCHE LLP


New York, New York
June 18, 1998

CALDOR, INC. PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                           PARTICIPANT DIRECTED
                                             ----------------------------------------------
                                                EQUITY           FIXED
                                                INDEX            INCOME          BALANCED
                                                FUND              FUND             FUND           TOTAL
ASSETS:
  Cash                                       $   (182,811)    $     92,838     $    686,957    $    596,984
  Investments (Notes 2 and 5)                  18,970,472        4,685,205        6,222,845      29,878,522
  Guaranteed group annuity contract -
    at contract value (Notes 2 and 5)                  --       12,659,710               --      12,659,710
                                             ------------     ------------     ------------    ------------
           Total investments                   18,787,661       17,437,753        6,909,802      43,135,216
                                             ------------     ------------     ------------    ------------
  Receivables:
    Employee contributions                        126,668          113,962           62,082         302,712
    Employer contributions                        268,858          207,324          134,778         610,960
    Due from broker for investments sold          182,951               --               --         182,951
                                             ------------     ------------     ------------    ------------
           Total receivables                      578,477          321,286          196,860       1,096,623
                                             ------------     ------------     ------------    ------------
           Total assets                        19,366,138       17,759,039        7,106,662      44,231,839
                                             ------------     ------------     ------------    ------------
LIABILITIES:
  Administrative expenses payable                   5,727            5,332            1,921          12,980
  Due to broker for investments purchased              --           92,485          686,882         779,367
                                             ------------     ------------     ------------    ------------
           Total liabilities                        5,727           97,817          688,803         792,347
                                             ------------     ------------     ------------    ------------
NET INTERFUND TRANSFERS                             2,785           (6,213)           3,428              --
                                             ------------     ------------     ------------    ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                               $ 19,363,196     $ 17,655,009     $  6,421,287    $ 43,439,492
                                             ============     ============     ============    ============

See notes to financial statements.

CALDOR, INC. PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                         PARTICIPANT DIRECTED
                                   --------------------------------------------------------------
                                      CALDOR
                                      COMMON           EQUITY           FIXED
                                      STOCK            INDEX            INCOME         BALANCED
                                       FUND             FUND             FUND            FUND           TOTAL
ASSETS:
  Cash                             $         49     $     52,053     $    100,732    $    144,587    $    297,421
  Investments (Notes 2 and 5)           442,864       14,648,068        7,549,458       3,899,187      26,539,577
  Guaranteed group annuity
    contract - at contract
    value (Notes 2 and 5)                    --               --       11,894,442              --      11,894,442
                                   ------------     ------------     ------------    ------------    ------------

           Total investments            442,913       14,700,121       19,544,632       4,043,774      38,731,440
                                   ------------     ------------     ------------    ------------    ------------
  Receivables:
    Employee contributions               17,449          113,591          114,518          54,513         300,071
    Employer contributions               28,811          260,074          249,263         126,921         665,069
    Due from broker for
      investments sold                       --            1,248               --              --           1,248
   Accrued interest and
     dividends                               --            4,328               --              --           4,328
                                   ------------     ------------     ------------    ------------    ------------
           Total receivables             46,260          379,241          363,781         181,434         970,716
                                   ------------     ------------     ------------    ------------    ------------
           Total assets                 489,173       15,079,362       19,908,413       4,225,208      39,702,156
                                   ------------     ------------     ------------    ------------    ------------
LIABILITIES:
  Administrative expenses
    payable                                 481            9,143           12,030           2,406          24,060
  Due to broker for investments
    purchased                                --           53,027          100,268         144,469         297,764
                                   ------------     ------------     ------------    ------------    ------------
           Total liabilities                481           62,170          112,298         146,875         321,824
                                   ------------     ------------     ------------    ------------    ------------
NET INTERFUND
  TRANSFERS                              (3,897)        (323,260)         326,349             808              --
                                   ------------     ------------     ------------    ------------    ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                     $    484,795     $ 14,693,932     $ 20,122,464    $  4,079,141    $ 39,380,332
                                   ============     ============     ============    ============    ============

See notes to financial statements

CALDOR, INC. PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH
FUND INFORMATION
YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                         PARTICIPANT DIRECTED
                                     --------------------------------------------------------------
                                         CALDOR
                                         COMMON           EQUITY          FIXED
                                         STOCK            INDEX           INCOME         BALANCED
                                         FUND             FUND            FUND             FUND           TOTAL
NET ASSETS AVAILABLE
  FOR BENEFITS, BEGINNING
  OF YEAR                            $    484,795     $ 14,693,932    $ 20,122,464     $  4,079,141    $ 39,380,332
                                     ------------     ------------    ------------     ------------    ------------
ADDITIONS TO NET
  ASSETS ATTRIBUTED TO:
  Employer contributions                       --          268,858         207,324          134,778         610,960
  Employee contributions                  137,347        1,633,513       1,549,906          800,071       4,120,837
  Interest and dividend income                381            1,755       1,168,323          687,966       1,858,425
  Net appreciation (depreciation)
    in fair value of investments         (227,630)       4,716,523              --          485,748       4,974,641
                                     ------------     ------------    ------------     ------------    ------------
           Total additions                (89,902)       6,620,649       2,925,553        2,108,563      11,564,863
                                     ------------     ------------    ------------     ------------    ------------
DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
  Benefit payments to
    participants                           72,373        2,601,334       3,709,159          895,273       7,278,139
  Administrative expenses                   1,297           99,599          97,901           28,767         227,564
                                     ------------     ------------    ------------     ------------    ------------
           Total deductions                73,670        2,700,933       3,807,060          924,040       7,505,703
                                     ------------     ------------    ------------     ------------    ------------
NET ADDITIONS
  (DEDUCTIONS) PRIOR TO
  INTERFUND TRANSFERS                    (163,572)       3,919,716        (881,507)       1,184,523       4,059,160
                                     ------------     ------------    ------------     ------------    ------------
NET INTERFUND TRANSFERS                  (321,223)         749,548      (1,585,948)       1,157,623              --
                                     ------------     ------------    ------------     ------------    ------------
NET ASSETS AVAILABLE
  FOR BENEFITS, END OF
  YEAR                               $         --     $ 19,363,196    $ 17,655,009     $  6,421,287    $ 43,439,492
                                     ============     ============    ============     ============    ============

See notes to financial statements.

CALDOR, INC. PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH
FUND INFORMATION
YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                       PARTICIPANT DIRECTED
                                     ---------------------------------------------------------
                                        CALDOR
                                        COMMON          EQUITY         FIXED
                                        STOCK           INDEX          INCOME       BALANCED
                                         FUND            FUND           FUND          FUND           TOTAL
NET ASSETS AVAILABLE
  FOR BENEFITS, BEGINNING
  OF YEAR                            $ 1,763,775     $13,398,581    $20,006,982    $ 2,973,278    $38,142,616
                                     -----------     -----------    -----------    -----------    -----------
ADDITIONS TO NET
  ASSETS ATTRIBUTED TO:
  Employer contributions                  28,811         260,074        249,263        126,921        665,069
  Employee contributions                 337,138       1,592,520      1,791,739        766,053      4,487,450
  Interest and dividend income             1,017           9,704      1,208,518        146,133      1,365,372
  Net appreciation (depreciation)
    in fair value of investments        (604,770)      2,879,410             --        371,679      2,646,319
                                     -----------     -----------    -----------    -----------    -----------
           Total additions              (237,804)      4,741,708      3,249,520      1,410,786      9,164,210
                                     -----------     -----------    -----------    -----------    -----------
DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
  Benefit payments to
    participants                         165,512       3,798,306      3,110,337        653,291      7,727,446
  Administrative expenses                  5,555          79,427         97,491         16,575        199,048
                                     -----------     -----------    -----------    -----------    -----------
           Total deductions              171,067       3,877,733      3,207,828        669,866      7,926,494
                                     -----------     -----------    -----------    -----------    -----------
NET ADDITIONS
  (DEDUCTIONS) PRIOR TO
  INTERFUND TRANSFERS                   (408,871)        863,975         41,692        740,920      1,237,716
                                     -----------     -----------    -----------    -----------    -----------
NET INTERFUND TRANSFERS                 (870,109)        431,376         73,790        364,943             --
                                     -----------     -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE
  FOR BENEFITS, END OF
  YEAR                               $   484,795     $14,693,932    $20,122,464    $ 4,079,141    $39,380,332
                                     ===========     ===========    ===========    ===========    ===========

See notes to financial statements.

CALDOR, INC. PROFIT SHARING PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the Caldor, Inc. Profit Sharing Plan (the "Plan") for eligible employees of The Caldor Corporation (the "Employer" or "Caldor") provides only general information. Participants should refer to the Plan agreement, which is available from the Plan administrator, for a more complete description of the Plan's provisions.

      a. General - The Plan, established January 1, 1990, is a defined contribution plan covering substantially all employees not covered under a collective bargaining agreement who have completed one year of service of at least 1,000 hours and are age 21 or older. The Plan was amended, effective January 1, 1993, to allow for the investment of contributions in common stock of The Caldor Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA")

      b. Employee Contributions - Participating employees elect to contribute on a before-tax and/or after-tax basis from 1% to 15% of their compensation earned during any payroll period. Each participant may contribute on a before-tax basis up to the limits established by law ($9,500 in 1997 and 1996). Rollover contributions consist of transfers of new employees' balances from their previous employer's benefit plans. Balances are allocated to the applicable funds in accordance with the employees' investment elections.

      c. Employer Contributions - The employer contribution, referred to as the Company Matching Contribution, for a plan year is determined on the basis of the Employer's attainment of earnings objectives during the fiscal year ending on the Saturday closest to January 31 following such plan year. The Company Matching Contribution is not to exceed the amount deductible for such plan year for income tax purposes and may not exceed the limit established by law. The employer contribution may be made without regard to current or accumulated profits of the Employer.

      d. Participants' Accounts - Each participant has a separate account for before-tax contributions, after-tax contributions, pension rollover contributions and Company Matching Contributions. Each participant's account is credited with the participant's contribution and an allocation of (a) the Employer's contribution and (b) Plan earnings, and debited for participant's withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      e. Vesting - Participants are immediately vested in their before-tax contribution account, after-tax contribution account and rollover contribution account plus actual earnings thereon.

            Vesting in their share of the Company Matching Contribution is based on years of continuous service on the following basis:

            COMPLETED YEARS OF SERVICE               PERCENTAGE VESTED
             Less than 3                                     0%
             3 but less than 4                              20
             4 but less than 5                              40
             5 but less than 6                              60
             6 but less than 7                              80
             7 or more                                     100

            Notwithstanding the above, a participant is 100% vested when the participant has attained age 55 with at least five years of service, has attained normal retirement age, or upon death or permanent disability.

      f. Forfeitures - In the event that a participant terminates employment and is less than 100% vested in all accounts, forfeitures of the nonvested amount in the Company Matching Contribution account, along with earnings on the forfeited amount, shall be used by the Employer to reduce future contributions by the Employer. Employer contributions were reduced by $11,584 and $69,423 in 1997 and 1996, respectively, from forfeited nonvested amounts.

      g. Payment of Benefits - Upon termination of employment for any reason, a participant or designated beneficiary shall receive a single lump-sum amount equal to the value of the participant's vested interest in his or her account as soon as practicable. A participant may elect to defer such distribution pursuant to plan provisions. A participant who terminates employment as a result of retirement may elect to receive a lump sum distribution or annual installments over a period not to exceed 10 years.

      h. Administrative - The Plan is administered by the Employer, which appoints a committee to control and manage the operation and administration of the Plan. The Employer also appoints an investment committee which has the responsibility and authority to make investment decisions for the Plan. The Plan's investments are held by a bank-administered trust fund for which the First Union Bank is the Trustee (the "Trustee"). The Trustee executes investment decisions.

      i. Administrative Expenses - Plan administrative expenses are paid for primarily by the Plan.

      j. Investments - A participant may elect to have contributions to his/her participant account invested in one or a combination of the following investment options, which, from time to time, a portion of the funds may be invested in short term securities or maintained in cash.

            CALDOR COMMON STOCK FUND - This is a single security fund. Funds are invested solely in The Caldor Corporation common stock. The Plan was amended effective September 16, 1997 to disallow participants to invest in the common stock of the Caldor Corporation.

            EQUITY INDEX FUND - The contract for the Metropolitan Index Fund indicates that funds are primarily invested in a diversified portfolio of equity securities designed to maintain an investment return that matches the performance of the Standard and Poor's Fortune 500 Stocks.

            FIXED INCOME FUND - Funds are invested in guaranteed group annuity contracts issued by insurance companies and in the Merrill Lynch Retirement Preservation Trust, whose assets are invested primarily in synthetic guaranteed investment contracts supported by AAA/Aaa-rated assets, U.S. Government agency securities or demand obligations.

            BALANCED FUND - The prospectus for the Multi-Asset Fund indicates that funds are invested in a broad mix of stocks, bonds, and cash, which are well-diversified in each category.

            PLAN AMENDMENTS - The Plan was amended effective September 16, 1997 to disallow participants to invest in the common stock of The Caldor Corporation. Any accounts so invested as of that date were transferred to the Fixed Income Fund, subject to reallocation by the participant. Any Before-tax or After-tax contributions made subsequent to that date will be allocated to the Fixed Income Fund, subject to reallocation by the participant.

            The Plan was amended on June 1, 1996 to allow the Company Matching Contribution to be made in cash and to be invested among the Investment Funds in accordance with the participant's investment direction in effect at the time the contribution is made. Prior to June 1, 1996, the Company Matching Contribution was made in cash or in-kind. Under the terms of the Plan, in-kind contributions were required to consist of the Caldor Corporation common stock, based on the average closing share prices of the last five business days of the month in which such Company Matching Contribution was made. Similarly, under the terms of the Plan, where Company Matching Contributions were made in cash, the Trustee was required to purchase Caldor Corporation common stock.

            Effective June 1, 1996, a participant may elect to reallocate the value of his/her accounts attributable to Company Matching Contributions among all the Investment Funds. Prior to June 1, 1996 all Company Matching Contributions made to the Plan on a participant's behalf were invested exclusively in the Caldor Common Stock Fund and were not eligible for reallocation.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan have been prepared on the accrual basis of accounting.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments in Equity Index Fund and Balanced Fund stated at fair value, as determined by the Plan's trustee based upon publicly stated price information. Short-term investments are stated at cost, which approximates market. The Fixed Income Fund, including the Merrill Lynch Retirement Preservation Trust and Guaranteed group annuity contracts are valued at contract value, (Note 5). The commingled separate account is valued daily by Metropolitan Life Insurance Company. The Employer stock is valued at its quoted market price.

      Security transactions are accounted for as of their trade dates. Interest income on investments is recorded when earned. Dividends are recorded on the ex-dividend date.

      PAYMENT OF BENEFITS - Benefits are recorded when paid.

      BENEFITS PAYABLE - Benefits payable to persons who have withdrawn from participation, but were not paid as of December 31, 1997 and 1996 were $3,104,372 and $2,921,833, respectively.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reported period. Actual results could differ from reported results.

3.    PRIORITIES UNDER TERMINATION OF THE PLAN

      Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, the account balance of each affected participant shall be 100 percent vested and nonforfeitable.

4.    TAX STATUS

      The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated January 8, 1993. The Plan has been amended since receiving the last determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    INVESTMENTS

      The Plan's Trustee invests all employee and Company Matching Contributions as well as earnings thereon, pursuant to the terms of the Plan. The Trustee has custody of all assets in the funds. The following tables represent the investments as of December 31, 1997 and 1996. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                CALDOR COMMON                                    EQUITY INDEX
                                                  STOCK FUND                                         FUND
                                 --------------------------------------------    ---------------------------------------------
                                      NO.                           FAIR             NO.                             FAIR
                                    SHARES          COST            VALUE           SHARES           COST            VALUE
December 31, 1997

Cash                                       --    $         --    $         --              --    $   (182,811)    $   (182,811)

Money Market Portfolio                     --              --              --           6,264           6,264            6,264

Guaranteed Group Annuity
  Contract                                 --              --              --              --              --               --

Index Fund Contract                        --              --              --          55,020       9,844,082       18,964,208

Mutual Fund - Multi-Asset Fund             --              --              --              --              --               --

Investments - Other                        --              --              --              --              --               --

Caldor Common Stock                        --              --              --              --              --               --
                                                 ------------    ------------                    ------------     ------------
Total                                            $         --    $         --                    $  9,667,535     $ 18,787,661
                                                 ============    ============                    ============     ============

December 31, 1996

Cash                                             $         49    $         49                    $     52,053     $     52,053

Money Market Portfolio                  1,593           1,593           1,593           6,755           6,755            6,755

Guaranteed Group Annuity
  Contract                                 --              --              --              --              --               --

Index Fund Contract                        --              --              --          56,612       9,200,551       14,641,313

Mutual Fund - Multi-Asset Fund             --              --              --              --              --               --

Investments - Other                        --              --              --              --              --               --

Caldor Common Stock                   320,925       4,368,719         441,271              --              --               --
                                                 ------------    ------------                    ------------     ------------
Total                                            $  4,370,361    $    442,913                    $  9,259,359     $ 14,700,121
                                                 ============    ============                    ============     ============

                                                  FIXED INCOME                                      BALANCED
                                                      FUND                                            FUND
                                  --------------------------------------------    --------------------------------------------
                                      NO.                           CONTRACT          NO.                            FAIR
                                     SHARES           COST            VALUE          SHARES           COST           VALUE
December 31, 1997

Cash                              $               $     92,838    $     92,838              --    $    686,957    $    686,957

Money Market Portfolio                  74,321          74,321          74,321           9,758           9,758           9,758

Guaranteed Group Annuity
  Contract                          12,659,710      12,659,710      12,659,710              --              --              --

Index Fund Contract                         --              --              --              --              --              --

Mutual Fund - Multi-Asset Fund              --              --              --         418,954       5,422,860       6,213,087

Investments - Other                  4,610,884       4,610,884       4,610,884              --              --              --

Caldor Common Stock               +                         --              --              --              --              --
                                                  ------------    ------------                    ------------    ------------
Total                                            $ 17,437,753    $ 17,437,753                     $  6,119,575    $  6,909,802
                                                  ============    ============                    ============    ============

December 31, 1996

Cash                                              $    100,732    $    100,732                    $    144,587    $    144,587

Money Market Portfolio                  72,345          72,345          72,345           5,877           5,877           5,877

Guaranteed Group Annuity
  Contract                          11,894,442      11,894,442      11,894,442              --              --              --

Index Fund Contract                         --              --              --              --              --              --

Mutual Fund - Multi-Asset Fund              --              --              --         295,171       3,505,570       3,893,310

Investments - Other                  7,477,113       7,477,113       7,477,113              --              --              --

Caldor Common Stock                         --              --              --              --              --              --
                                                  ------------    ------------                    ------------    ------------
Total                                             $ 19,544,632    $ 19,544,632                    $  3,656,034    $  4,043,774
                                                  ============    ============                    ============    ============


                                             TOTAL
                                  ----------------------------
                                                     FAIR
                                      COST           VALUE
December 31, 1997

Cash                              $    596,984    $    596,984

Money Market Portfolio                  90,343          90,343

Guaranteed Group Annuity
  Contract                          12,659,710      12,659,710

Index Fund Contract                  9,844,082      18,964,208

Mutual Fund - Multi-Asset Fund       5,422,860       6,213,087

Investments - Other                  4,610,884       4,610,884

Caldor Common Stock                         --              --
                                  ------------    ------------
Total                             $ 33,224,863    $ 43,135,216
                                  ============    ============

December 31, 1996

Cash                              $    297,421    $    297,421

Money Market Portfolio                  86,570          86,570

Guaranteed Group Annuity
  Contract                          11,894,442      11,894,442

Index Fund Contract                  9,200,551      14,641,313

Mutual Fund - Multi-Asset Fund       3,505,570       3,893,310

Investments - Other                  7,477,113       7,477,113

Caldor Common Stock                  4,368,719         441,271
                                  ------------    ------------
Total                             $ 36,830,386    $ 38,731,440
                                  ============    ============

      INVESTMENT CONTRACTS WITH INSURANCE COMPANY - The Plan entered into a guaranteed group annuity contract with Metropolitan Life Insurance Co., ("MetLife"). Contract No. 12348 was entered into on March 4, 1991. MetLife maintains the contributions in pooled accounts. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by MetLife. The contract is included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no adjustments against contract value for credit risk of the contract issuer or otherwise. According to Metropolitan Life Insurance Company, as of December 31, 1997 and 1996, contract value approximates the fair value of the contract. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero. As of December 31, 1997 and 1996, contracts were invested as follows:


                                                                             1997
                                                      -------------------------------------------------
                                                                                              CREDITING
                                                        CONTRACT        FAIR        AVERAGE    INTEREST
    FUND         GUARANTEED GROUP ANNUITY CONTRACT       VALUE          VALUE        YIELD       RATE
Fixed Income     Metropolitan Life Ins. Co.           $ 12,659,710   $ 12,659,710     6.35%      6.37%
  Fund             Contract #12348 expiration
                   September 9, 1999

                                                                             1996
                                                      -------------------------------------------------
                                                                                              CREDITING
                                                        CONTRACT        FAIR        AVERAGE    INTEREST
    FUND         GUARANTEED GROUP ANNUITY CONTRACT       VALUE          VALUE        YIELD       RATE
Fixed Income     Metropolitan Life Ins. Co.           $ 11,894,442   $ 11,894,442     6.35%      6.38%
  Fund             Contract #12348 expiration
                   September 9, 1999

      INVESTMENT IN MERRILL LYNCH RETIREMENT PRESERVATION TRUST - The Plan has an investment option in which participants may elect to invest in the Merrill Lynch Retirement Preservation Trust (the "Trust") that invests in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. Plan assets invested in the Trust are recorded at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because they are fully benefit responsive. The average yield was approximately 6% during both 1997 and 1996. The crediting interest rate was approximately 6% at December 31, 1997 and 1996. Generally, fair value of Plan assets invested approximates contract value, which was approximately $4,610,884 and $7,477,113 at December 31, 1997 and 1996, respectively. According to the Trustee, the fair value of the Trust's assets approximated contract value at December 31, 1997 and 1996.

6.    NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

      The Plan's investments (including investments bought, sold and held during the year) appreciated in value by $4,974,641 in 1997 and depreciated in value by $2,646,319 in 1996, as follows:

                                                         NET APPRECIATION (DEPRECIATION)
                                                          IN FAIR VALUE OF INVESTMENTS,
                                                                DECEMBER 31, 1997
                                            ---------------------------------------------------------
                                               CALDOR
                                               COMMON          EQUITY
                                               STOCK           INDEX         BALANCED        TOTAL
                                               FUND             FUND           FUND          FUNDS
Net change in fair value of investments:

  Common stock                              $  (227,630)    $        --    $        --    $  (227,630)

  Mutual fund                                        --              --        485,748        485,748

  Guaranteed index fund                              --       4,716,523             --      4,716,523
                                            -----------     -----------    -----------    -----------
Net appreciation (depreciation)             $  (227,630)    $ 4,716,523    $   485,748    $ 4,974,641
                                            ===========     ===========    ===========    ===========

                                                         NET APPRECIATION (DEPRECIATION)
                                                          IN FAIR VALUE OF INVESTMENTS,
                                                                DECEMBER 31, 1996
                                            ---------------------------------------------------------
                                               CALDOR
                                               COMMON          EQUITY
                                               STOCK           INDEX         BALANCED        TOTAL
                                               FUND             FUND           FUND          FUNDS
Net change in fair value of investments:

  Common stock                              $  (604,770)    $        --    $        --    $  (604,770)

  Mutual fund                                        --              --        371,679        371,679

  Guaranteed index fund                              --       2,879,410             --      2,879,410
                                            -----------     -----------    -----------    -----------
Net appreciation (depreciation)             $  (604,770)    $ 2,879,410    $   371,679    $ 2,646,319
                                            ===========     ===========    ===========    ===========

7.    PLAN SPONSOR CHAPTER 11 FILING

      On September 18, 1995, the plan sponsor, The Caldor Corporation and certain of its subsidiaries (collectively the "Debtors") filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. The Debtors are presently operating their business as debtors-in-possession subject to the jurisdiction of the U.S. Bankruptcy Court for the Southern District of New York.

8.    DEPARTMENT OF LABOR ("DOL") INQUIRY

      In March 1997, the DOL began a review of the Plan, including the circumstances regarding the Plan Sponsor's match of employee contributions to the Plan with the Plan Sponsor's stock in the period prior to the Plan Sponsor's bankruptcy filing. The DOL has requested various documents and discussions are proceeding. No prediction or assurances can be given regarding the outcome of this review.

                                     ******

CALDOR, INC. PROFIT SHARING PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
--------------------------------------------------------------------------------

(a)            (b)                                   (c)                                 (d)            (e)

                                                 DESCRIPTION                                          CURRENT
         IDENTITY OF ISSUE                      OF INVESTMENT                           COST           VALUE

 *    First Union                    Cash                                           $    596,984    $    596,984

      EQUITY INDEX FUND:
 *     First Union                   Evergreen Money Market Portfolio;
                                        6,264 units                                        6,264           6,264

       Metropolitan Life             Metropolitan Index Fund Contract,
         Insurance Co.                 #013605;  55,020 units                          9,844,082      18,964,208

      FIXED INCOME FUND:
 *     First Union                   Evergreen Money Market Portfolio;
                                        74,321 units                                      74,321          74,321

       Merrill Lynch                 Merrill Lynch Retirement Preservation
                                       Trust; 4,610,884 shares; $1.00 per share        4,610,884       4,610,884

       Metropolitan Life Ins. Co.    Guaranteed Group Annuity Contract,
                                       #12348; 12,659,710 units; 6.37%;
                                       matures 9/9/99                                 12,659,710      12,659,710

      BALANCED FUND:
 *     First Union                   Evergreen Money Market Portfolio;
                                        9,758 units                                        9,758           9,758

       Mainstay Institutional        Multi-Asset Fund, 418,954 shares;
         Funds, Inc.                   $14.83 per share                                5,422,860       6,213,087
                                                                                    ------------    ------------
      TOTAL                                                                         $ 33,224,863    $ 43,135,216
                                                                                    ============    ============

Employer Identification Number: 06-10763206
Plan Number: 004

 *    Represents party-in-interest

                                    Employer Identification Number: 06-10763206
                                    Plan Number: 004

CALDOR, INC. PROFIT SHARING PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

         (a)                         (b)                  (c)             (d)            (e)            (f)            (g)

                                Description                                                           Expense
                              of Asset (Include                                                      Incurred
    Identity of               Rate and Maturity         Purchase         Sale          Lease           with          Cost of
   Party Involved             In Case of Loan)           Price           Price         Rental       Transaction       Asset
SERIES OF TRANSACTIONS:

First Union                Evergreen Money Market
                             Portfolio                 $13,490,520    $        --    $        --    $        --    $13,490,520

First Union                Evergreen Money Market
                             Portfolio                          --     13,486,746             --             --     13,486,746

Metropolitan Life          Metropolitan Index Fund
  Insurance Co.              Contract #013605            1,991,168             --             --             --      1,991,168

Metropolitan Life          Metropolitan Index Fund
  Insurance Co.              Contract #013605                   --      2,384,816             --             --      1,347,639

Merrill Lynch              Merrill Lynch Retirement
                             Preservation Trust          2,485,194             --             --             --      2,485,194

Merrill Lynch              Merrill Lynch Retirement
                             Preservation Trust                 --      5,347,813             --             --      5,347,813

Mainstay
  Institutional Funds,     Multi-Asset Fund              2,240,453             --             --             --      2,240,453
   Inc.

Mainstay
  Institutional Funds,     Multi-Asset Fund                     --        406,423             --             --        323,163
   Inc.
         (a)                      (h)            (i)

                             Current Value
                              of Asset on
    Identity of               Transaction        Net
   Party Involved                 Date       Gain (Loss)
SERIES OF TRANSACTIONS:

First Union
                              $13,490,520    $        --

First Union
                               13,486,746             --

Metropolitan Life
  Insurance Co.                 1,951,868             --

Metropolitan Life
  Insurance Co.                 2,330,721      1,037,177

Merrill Lynch
                                2,485,194             --

Merrill Lynch
                                5,347,813             --

Mainstay
  Institutional Funds,          2,222,341             --
   Inc.

Mainstay
  Institutional Funds,            403,172         83,260
   Inc.

SINGLE TRANSACTIONS:

None

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                         CALDOR INC. PROFIT SHARING PLAN


Date: June 29, 1998                                  BY /s/ Dennis M. Lee
                                                        ------------------
                                                        Dennis M. Lee
                                                        Executive Vice President
                                                        Human Resources
                                                        Plan Administrator

EXHIBIT INDEX
------------------------------------------------------------------------------

EXHIBIT NUMBER                             DESCRIPTION
--------------                             -----------

23                                         Consent of Deloitte & Touche LLP